Blackout Period Notice Required By U.S. SEC Regulation BTR 245.104

To: The Management Employee Directors and Executive Officers of Sun Life Financial Inc.

Section 306(a) of the Sarbanes-Oxley Act of 2002 and Regulation BTR promulgated by the Securities and Exchange Commission prohibit management employee directors and executive officers of Sun Life Financial Inc. (“SLF”), directly or indirectly, purchasing, selling or otherwise acquiring or transferring any equity securities of SLF that they previously acquired in connection with their employment as directors or executive officers of SLF during any blackout period during which U.S. employees are not able to purchase or sell interests in such equity securities under their U.S. retirement plans. This period is referred to as a “Blackout Period.”

Participants in the Sun Life Assurance Company of Canada (U.S.) United States Employees’ Sun Advantage Savings and Investment Plan (“Plan”) will not be able to carry out certain transactions under the Plan during the Blackout Period referred to below as a result of a planned change in the recordkeeper for the Plan. The Blackout Period that will apply to the common shares of SLF held in the Plan will start after August 24, 2004 and will end during the week of September 20, 2004. The transactions that will be suspended or affected during the Blackout Period are described in the attached newsletter that has been provided to participants in the Plan.

The purpose of this notice is to advise you that, during the Blackout Period, management employee directors and executive officers of SLF may not, directly or indirectly, purchase, sell or otherwise acquire or transfer any common shares of SLF that they previously acquired in connection with their employment as directors or executive officers of SLF.

If you have any questions concerning this notice or wish to confirm the date on which the Blackout Period will end, you should contact Eric Weinheimer, Assistant Vice-President, Law, Sun Life Assurance Company of Canada, 150 King Street West, Toronto, Ontario, M5H 1J9, phone (416) 979-4825.